FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:              SYNGENTA AG
Disclosure: “Disclosure of share ownership – The Capital Group Companies, Inc. falls below the threshold value of 5%”

Herewith we furnish a disclosure release related to Syngenta AG. The full text is the following:
# # #

Item 1

Disclosure of share ownership

The shareholding in Syngenta AG of The Capital Group Companies, Inc. falls below the threshold value of 5%

Based on Article 20 of the Swiss Stock Exchange Act, Syngenta AG informs as follows:

The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, CA, USA, disclosed on September 14, 2009 that its holding in the share capital of Syngenta AG has fallen below the notifiable threshold margin of 5% on September 11, 2009 due to a sale of Syngenta registered shares. The holding amounts to 4.9973% of the share capital corresponding to 4,727,420 registered shares of Syngenta AG, ISIN CH0011037469.

The contact person within The Capital Group Companies, Inc. for this notification is Christopher Aquino, The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, California 90071-1406, USA.

Basel, Switzerland, September 15, 2009

Syngenta AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	September 15, 2009	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal &Taxes